File No. ____________

                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                             Form U-1

                  APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION
               OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE
                      PURCHASE AND SALE PROGRAM AND RELATED TRANSACTIONS

                                               under

                          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                       174 Brush Hill Avenue
                               West Springfield, Massachusetts 01089

            (Name of companies filing this statement and address of principal executive office)

                                        NORTHEAST UTILITIES

                   (Name of top registered holding company parent of declarant)

                                       Robert P. Wax, Esq.
                           Vice President, Secretary and General Counsel
                               Northeast Utilities Service Company
                                           P.O. Box 270
                                      Hartford, CT 06141-0270

                             (Name and address of agent for service)

                 The Commission is requested to mail signed copies of all
                            orders, notices, and communications to

David R. McHale, Esq.                           Jeffrey C. Miller, Esq.
Assistant Treasurer - Finance                   Assistant General Counsel
Northeast Utilities Service                     Northeast Utilities Service
  Company                                              Company
P.O. Box 270                                    P.O. Box 270
Hartford, CT 06141-0270                         Hartford, CT 06141-0270

                            Thomas R. Wildman, Esq.
                            Day, Berry & Howard
                            CityPlace
                            Hartford, CT  06103-3499

                                              ITEM I

                               DESCRIPTION OF PROPOSED TRANSACTIONS



        1. Western Massachusetts Electric Company ("WMECO" or the "Company"), a wholly-owned electric utility subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby submits this Application/Declaration pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"), with respect to proposed transactions relating to the formation by the Company of a wholly owned subsidiary related to an accounts receivable purchase and sale program and related transactions. As set forth in paragraphs 12 and 13 below, the Company will use the proposed transactions to accelerate its receipt of anticipated cash income from certain accounts receivable.

        2. WMECO proposes to organize a wholly owned special purpose corporation ("NewCo") for the sole purpose of purchasing certain categories of WMECO*s accounts receivable and related assets, as described below. A Draft of NewCo*s Certificate of Incorporation will be filed by amendment as Exhibit A.1, and a draft of the Bylaws of NewCo will be filed by amendment as Exhibit A.2. WMECO will subscribe to and purchase all of NewCo*s Common Stock at a price yet to be determined which will be sufficient to meet NewCo*s equity capital requirements, including the organizational expenses of NewCo. All or part of such purchase price may be paid by the transfer by WMECO to NewCo of accounts receivables of WMECO. A copy of WMECO*s authorizing resolution for this purchase will be filed by amendment as Exhibit A.3. All fees, commissions and expenses expected to be paid or incurred by WMECO in connection with the creation of NewCo will be filed by amendment in Exhibit H.1; those by NewCo in Exhibit H.2.

        3. On September 13, 1996, the Company entered into a Receivables Purchase and Sale Agreement (the "Existing Agreement")with Monte Rosa Capital Corporation (the "Purchaser") and Union Bank of Switzerland, New York Branch (the "Agent") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Undivided Interests") in (i) billed and unbilled indebtedness of customers ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The Purchaser is a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper (and draws on its bank facilities) to finance these acquisitions. The Agent will act as agent for the Purchaser for transactions under the Existing Agreement. As of the date of this filing, the Company has not made any sales under the Existing Agreement.

        4. The Existing Agreement is structured so that any sales made thereunder will be accounted for as sales under generally accepted accounting principles. In order for such sales made on or after January 1, 1997 to be so treated, they must comply with the requirements of the Statement of Financial Accounting Standards No. 125 issued in June 1996 ("FAS 125"). The formation of NewCo is intended to satisfy one of the requirements of FAS 125: the requirement that the transferred assets be isolated from the Company and its creditors, even in bankruptcy or receivership of the Company. The Existing Agreement contemplates that a restructured sales arrangement involving NewCo will be in place by February 1, 1997, at which date the Existing Agreement will terminate.

        5. The restructured accounts receivable sales program will consist of two agreements which will replace the Existing Agreement. Under the first agreement (the "Company Agreement"), the Company will sell all of its Receivables and Related Assets to NewCo. The purchase price for any Receivables and the Related Assets with respect thereto will take into account historical loss statistics on the Company*s receivables pool. Under the second agreement (the "NewCo Agreement"), NewCo will sell Undivided Interests to the Purchaser from time to time. Such Undivided Interests may be funded and repaid on a revolving basis. The purchase price for an Undivided Interest will be calculated according to a formula. Such formula will include reserves based on (among other things) a multiple of historical losses, a multiple of historical dilution (such as, e.g., adjustments due to billing errors), customer concentrations that exceed specified levels and carrying costs and other costs associated with the agreements.

        6. The purchase price paid by the Purchaser for Undivided Interests will be lower than the purchase price paid by NewCo to the Company for Receivables and Related Assets. Generally, NewCo will make up this difference from collections on the Receivables that are not allocated to the Undivided Interests.

        7. Under the NewCo Agreement, purchases may be funded by the Purchaser*s issuance of commercial paper or drawing under its bank facilities. Initially, the aggregate purchase price paid by the Purchaser for Undivided Interests is not intended to exceed $50,000,000. The minimum purchase price for an Undivided Interest which may be sold in a single transaction will be $1,000,000.

        8. The Agent will have the right to appoint a servicer on behalf of the Purchaser and NewCo, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent*s option. WMECO will be appointed as the initial servicer, and only under certain adverse conditions can the Agent appoint a successor servicer. WMECO will continue to utilize the services of its affiliate, Northeast Utilities Service Company, in performing WMECO*s servicing obligations. Therefore, WMECO*s customers are not expected to experience any change in current collection procedures.

        9. Certain obligations under the Company Agreement create limited recourse against the Company. Such recourse claims include liability for (i) failure to transfer to NewCo a first priority ownership interest in the Receivables and Related Assets, (ii) the Company*s breach of its representations, warranties and covenants, and (iii) certain indemnity obligations. In order to secure these obligations, the Company has granted to the Agent a lien on, and security interest in, any rights which the Company may have in respect of Receivables and Related Assets. The NewCo Agreement creates comparable recourse obligations against NewCo, and NewCo grants a security interest in the Receivables, the Related Assets and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations.

        10. The Company and NewCo will be obligated to reimburse the Purchaser and the Agent for various costs and expenses associated with the Company Agreement and the NewCo Agreement. NewCo will also be required to pay to the Agent certain fees for services in connection with such agreements. WMECO as collection agent will receive fees from the Purchaser. See Exhibits
H.1 and H.2 (to be filed by amendment).

        11. The arrangements under the Company Agreement and the NewCo Agreement are scheduled to terminate on September 4, 2001. NewCo may, upon at least five business days* notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the NewCo Agreement. The NewCo Agreement allows the Purchaser to assign all of its rights and obligations under the NewCo Agreement (including its Undivided Interests and the obligation to fund Undivided Interests) to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of WMECO or NewCo under the Company Agreement and the NewCo Agreement. All references herein to the Purchaser include reference to its assignees.

        12. WMECO intends that the above-described transactions will permit it to accelerate its receipt of cash collections from accounts receivable and thereby allow it to maintain an adequate level of working capital and to finance short term cash needs. WMECO believes that the planned purchase and sale transactions will provide it with needed financial flexibility at a time when the Company expects to incur substantial costs as a result of the outages of the Millstone nuclear plants. As the Commission is aware, the NU companies are engaging in a series of financial transactions to permit them to meet their financial needs in the near future. See, e.g., File No. 70-8875.

        13. WMECO believes that, based on indicative pricing, funding under the proposed transactions will be more advantageous than other sources of funds that WMECO and other NU companies are seeking.

        14. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an exempt wholesale generator or a foreign utility company. None of the proceeds from the transactions proposed herein will be used by the Company to acquire any securities of, or any interest in, an exempt wholesale generator or a foreign utility company.

        The NU system is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

        (i) NU*s aggregate investment in EWGs and FUCOs (i.e. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of the NU system*s consolidated retained earnings as reported for the four most recent quarterly periods on NU*s Form 10-K and 10-Qs. At September 30, 1996, the ratio of such investment ($41.1 million) to such consolidated retained earnings ($941.3 million) was 4.36 percent.

        (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A., Ave Fenix Energia S.A. and Plantas Eolicas, S.A. (N.U.*s only EWGs or FUCOs at this time) (collectively, "EWGs/FUCOs") maintain books and records and prepare financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

        (iii) No employees of the NU system*s public utility companies have rendered services to the EWGs/FUCOs.

        (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and
        (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

        (v) Neither NU nor any NU subsidiary has been subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, NU*s average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10 percent or more from the average for the previous four quarterly periods.

        (vi) In the previous fiscal year, NU*s operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU*s consolidated retained earnings.

                                              ITEM II
                                FEES, COMMISSIONS, AND EXPENDITURES

        15. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof will be specified in Exhibits H.1 and H.2 (to be filed by amendment).

        16. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

                                             ITEM III
                                  APPLICABLE STATUTORY PROVISIONS

        17. The formation of and issuance of shares by NewCo, the making, directly and indirectly, of the general and initial equity contributions and the potential acquisition by the Company of shares of the capital stock of NewCo may be subject to Sections 6(a), 7, 9(a) and 10 of the Act except to the extent permitted by Rule 45(b)(4).

        18. The Company believes that the sale of Receivables and Related Assets to NewCo and the subsequent sale by NewCo to the Purchaser or its assigns will be exempt from the declaration and application requirements of the Act under Sections 6(a), 7, 9(a), 10, 12(b) and (d) or any other provisions of the Act and requests that the Commission state in any order related to the herein described transactions that it does not intend to regulate and disclaims jurisdiction over such transactions. The Company believes that these transactions fall outside the Commission*s jurisdiction. The Company has been unable to find any indication in the Act, its regulations or interpretive materials that a sale or purchase of accounts receivables is considered a sale or purchase of a "security" as defined in Section 2(a)(16) of the Act. Nor are interests in accounts receivable "utility assets" as defined in Section 2(a)(18) of the Act which is directed at physical facilities used to provide utility service. Nor are interests in accounts receivable "any other interest in any business" within the meaning of Section 9(a)(1) of the Act. If, however, the Commission disagrees with the Company*s conclusion, the Company requests that the Commission approve all of the transactions described herein.

                                              ITEM IV
                                        REGULATORY APPROVAL

        19. In a petition to be filed with the Massachusetts Department of Public Utilities ("DPU"), the Company will seek (a) approval for the creation of NewCo and (b) a disclaimer of jurisdiction with respect to the sales by the Company and NewCo of Receivables, Related Assets and Undivided Interests. A copy of this filing will be filed by amendment as Exhibit D.1 hereto. A copy of the order of the DPU will be filed by amendment as Exhibit D.2 hereto upon issuance.

        20. No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.

                                     ITEM V

                                   PROCEDURE


        21. The Company respectfully requests the Commission*s approval, pursuant to this Application/Declaration, of the transactions described herein, whether under the sections of the Act and rules thereunder enumerated in Item III or otherwise. The Company also requests that the Commission disclaim jurisdiction over the sales of Receivables and Related Assets (or Undivided Interests therein) as described herein, or, in the alternative, that it approve such transactions.

        22. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission*s order and the date on which it is to become effective, since it is desired that the Commission*s order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission*s decision and/or order unless the Office opposes the transactions covered by this Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein and disclaiming jurisdiction over the sales and purchases of Receivables, Related Assets and Undivided Interests at the earliest practicable date but in any event not later than 40 days from filing date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission*s decision, and (iii) the Commission*s order become effective forthwith upon issuance.

                                              ITEM VI
                                 EXHIBITS AND FINANCIAL STATEMENTS
(a)     Exhibits

        A.1 Draft of the Certificate of Incorporation of NewCo. (To be filed by amendment.)

        A.2.   Draft of the Bylaws of NewCo.  (To be filed by amendment.)

        A.3. WMECO*s authorizing resolution for purchase of NewCo Common Stock. (To be filed by amendment.)

        B.     Not applicable.

        C.     Not applicable.



        D.1 Application to the DPU for approval of the creation of NewCo and request for disclaimer of jurisdiction over the purchase and sales transactions. (To be filed by amendment.)

        D.2 Copy of the Order of the DPU with respect to WMECO's proposed transactions. (To be filed by amendment.)

        E.     Not applicable.

        F.     Opinion of Counsel to WMECO.  (To be filed by amendment.)

        G.1    WMECO Financial Data Schedule.  (To be filed by amendment.)

        G.2    NU Financial Data Schedule.  (To be filed by amendment.)

        H.1    Estimated Expenses--WMECO.  (To be filed by amendment.)

        H.2    Estimated Expenses--NewCo.  (To be filed by amendment.)

        I. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.

(b)     Financial Statements.  (All to be filed by amendment.)

        1.     Western Massachusetts Electric Company

               1.1 Balance Sheet, per books and pro forma, as of September 30, 1996.

               1.2 Income Statement, per books and pro forma, twelve months ended September 30, 1996.

               1.3 Statement of Retained Earnings, per books and pro forma, twelve months ended September 30, 1996 and Statement of Capital Structure, per books and pro forma, as of June 30, 1996.

               1.4     Explanation of Pro Forma Adjustments.

        2.     Northeast Utilities and Subsidiaries

               2.1 Consolidated Balance Sheet, per books and pro forma, as of September 30, 1996.

               2.2 Consolidated Income Statement, per books and pro forma, twelve months ended September 30, 1996.

               2.3 Consolidated Statement of Retained Earnings, per books and pro forma, twelve months ended June 30, 1996, and Consolidated Statement of Capital Structure, per books and pro forma, as of September 30, 1996.

               2.4     Explanation of Pro Forma Adjustments.

                                                VII
                              INFORMATION AS TO ENVIRONMENTAL EFFECTS

        (a) The issuance of an order with respect to this Application/Declaration is not a major federal action significantly affecting the quality of the human environment.

        (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

                                            SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 1996



                             WESTERN MASSACHUSETTS ELECTRIC COMPANY



                             By_________________________/s/David R. McHale
                               David R. McHale
                               Assistant Treasurer

                                                     File No. _______


                                   INDEX TO EXHIBITS FILED WITH
                                             FORM U-1

                                                of

                              WESTERN MASSACHUSETTS ELECTRIC COMPANY


(a) Exhibits


        I. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.



(b)     Financial Statements


        All to be filed by amendment.